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                                  Exhibit 12.2
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     EXHIBIT 12.2
     ------------

     IKON OFFICE SOLUTIONS, INC.
     RATIO OF EARNINGS TO FIXED CHARGES (EXCLUDING CAPTIVE FINANCE SUBSIDIARIES) (dollars in thousands)

                                                                           Fiscal Year Ended September 30
                                                        ------------------------------------------------------------------------
                                                          2000            1999            1998          1997             1996
                                                        ---------     -----------      ---------     ----------      -----------
Earnings
       Income (loss) from continuing operations          (53,483)        (51,437)      (140,552)        85,897          140,656
       Add:
          Provision for income taxes                       7,388          (7,378)       (33,291)        65,931           85,512
          Fixed charges                                  104,211         103,085         98,544         92,738           59,514
                                                        ---------       ---------      ---------     ----------       ----------
       Earnings, as adjusted   (A)                        58,116          44,270        (75,299)       244,566          285,682
                                                        =========       =========      =========     ==========       ==========

Fixed charges
       Other interest expense including interest on
        capital leases                                    69,821          71,225         70,668         47,453           37,179
       Estimated interest component of rental expense     34,390          31,860         27,876         26,584           22,335
       Prepayment penalties on early extiguishment of
        debt                                                   -               -              -         18,701                -
                                                        ---------     -----------      ---------     ----------      -----------

       Total fixed charges     (B)                       104,211         103,085         98,544         92,738           59,514
                                                        =========     ===========      =========     ==========      ===========

Ratio of earnings to fixed charges
              (A) divided by (B)                             0.6 (1)         0.4 (2)       (0.8) (3)       2.6 (4)          4.8 (5)
                                                        =========     ===========      =========     ==========      ===========

(1) Excluding the effect of the gain on sale of investment, extraordinary gain from the early retirement of debt, shareholder litigation insurance proceeds, restructuring and asset impairment charge, and benefit from discontinued operations, the ratio of earnings to fixed charges (excluding finance subsidiaries) for the fiscal year ended September 30, 2000 is 1.8.

(2) Excluding the effect of the shareholder litigation settlement charge, the ratio of earnings to fixed charges (excluding finance subsidiaries) for the fiscal year ended September 30 1999 is 1.4.

(3) Excluding the effect of transformation costs and the loss from asset impairment, the ratio of earnings to fixed charges (excluding finance subsidiaries) for the fiscal year ended September 30, 1998 is 0.2.

(4) Excluding the effect of transformation costs, the ratio of earnings to fixed charges (excluding finance subsidiaries) for the fiscal year ended September 30, 1997 is 4.0.

(5) Excluding the effect of transformation costs, the ratio of earnings to fixed charges (excluding finance subsidiaries) for the fiscal year ended September 30, 1996 is 5.2.